Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd March 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited
- Disclosure of Interest – Substantial Shareholder

We enclose for your information a notification dated 2nd March 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3085

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase etc
Released	11:48 2 Mar 2004
Number	0208W

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

1. SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase:	2nd March 2004
Total number of shares purchased:	1,110,000 shares
Price paid per share:	US$4.95

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

2. DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

Following the abovementioned shares acquisition, JMH's interest in JSH increased from 78.98% to 79.08%. JMH's interest is made up as follows:-

JMH Discloseable Interest	No. of shares	%
JMH Investments Limited (a wholly-owned subsidiary of JMH)	824,133,747	78.69
Jardine Foundation (a non-profit-making organization, the trustee of which is a wholly-owned subsidiary of JMH)	4,048,500	0.39
Total Holding	**828,182,247**	**79.08**

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

2nd March 2004

www.jardines.com

END